DC

No Act

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

06027575

March 10, 2006

Robert L. Hayter
Assistant Secretary & Senior Counsel
Halliburton Company
1401 McKinney, Suite 2400
Houston, TX 77010-4035

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/10/2006

Re: Halliburton Company
Incoming letter dated January 9, 2006

Dear Mr. Hayter:

This is in response to your letter dated January 9, 2006 concerning the shareholder proposal submitted to Halliburton by Amalgamated Bank LongView Collective Investment Fund. We also have received a letter on the proponent's behalf dated January 23, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Cornish F. Hitchcock
5301 Wisconsin Avenue, N.W., Suite 350
Washington, D.C. 20015-2015

45012

HALLIBURTON

1401 McKinney, Suite 2400 • Post Office Box 42807 (77242-2807) • Houston, TX 77010-4035
Phone 713.759.2616 • Fax 713.759.2657 • E-Mail robert.hayter@halliburton.com

Robert L. Hayter
Assistant Secretary &
Senior Counsel

January 9, 2006

VIA FEDEX

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Halliburton Company; Request for No-Action Advice; Shareholder Proposal of the Amalgamated Bank LongView Collective Investment Fund

Ladies and Gentlemen:

The Amalgamated Bank LongView Collective Investment Fund (the "Fund") has submitted a proposal and supporting statement (the "Fund Proposal") to be included in Halliburton Company's ("Halliburton" or the "Company") proxy materials for the Annual Meeting of Halliburton shareholders scheduled to be held on May 17, 2006. Six true and complete copies of the Fund Proposal and of this letter are enclosed as required by Rule 14a-8(j).

The Fund is seeking to implement a non-binding resolution that a majority of the Company's shareholders voting at last year's annual meeting voted for regarding severance agreements for senior executives. The Fund asserts that it is submitting this new Fund Proposal because the Company's Board of Directors has not implemented that prior recommendation. The Board of Directors, however, has been considering a policy on severance agreements applicable to executive officers and an initial draft of that policy was provided to the Fund in October 2005. The Company intends to submit a proposal addressing such severance agreements to the shareholders at the Annual Meeting scheduled for May 17, 2006.

The Fund Proposal requests that the Company amend its By-laws to add a new Article 48 requiring the Board of Directors to obtain prior shareholder approval or ratification for "future severance agreements" with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the senior executive's base salary plus annual bonus. Under the Fund Proposal, however, "future severance agreements" include *existing* employment agreements containing severance provisions, existing retirement agreements and existing change in control agreements.

For the reasons detailed below, Halliburton intends to omit the Fund Proposal from its 2006 proxy materials pursuant to Rule 14a-8. Halliburton requests that the Staff of the Division of

Corporation Finance (the "Staff") recommend to the Securities and Exchange Commission (the "Commission") that no enforcement action will be taken if Halliburton omits the Fund Proposal from its 2006 proxy statement.

To the extent the reasons set forth herein are based on matters of law, this letter constitutes my legal opinion on those matters. I am licensed to practice law in the State of Texas.

The Fund Proposal Conflicts with the Company Proposal.

The Company believes the Fund Proposal may be excluded from the 2006 proxy materials under Rule 14a-8(i)(9) because it directly conflicts with the Company's proposal to be submitted to shareholders at its 2006 Annual Meeting. At the Annual Meeting, the Company intends to submit a proposal (the "Company Proposal") by which shareholders request that the Board of Directors adopt a policy that the Company will not enter into a future employment agreement with severance provisions or a future severance agreement with an executive officer that provides benefits in an amount that exceeds 2.99 times the executive officer's annual base salary and bonus, unless such future agreement receives prior shareholder approval or ratification. The Company Proposal will not apply to existing agreements. A copy of the Company Proposal is attached to this letter as Exhibit A.

The Fund Proposal defines "future severance agreements" as "employment agreements containing severance provisions; retirement agreements; change in control agreements; and agreements renewing, modifying or extending any such agreements in effect on the date this [new] Article is adopted." Therefore, the Fund Proposal requires shareholder approval of not just future severance agreements for senior executives, but all employment agreements with severance provisions for senior executives, including those already entered into by the Company and its current executive officers as part of their existing employment agreements.

The Company Proposal only applies to a "Future Severance Agreement," which under the Company Proposal would be a Future Employment Agreement or a Severance Agreement providing for the payment of "Benefits" (as defined therein), either of which is entered into after the effective date of the policy. A "Severance Agreement" is defined as an agreement between Halliburton and an executive officer, which relates to such individual's termination of employment.

The Fund Proposal and the Company Proposal are in direct conflict as to their application to existing or future agreements. In addition, the Fund Proposal's definition of "benefits" is substantially different from and in direct conflict with the definition of "benefits" in the Company Proposal. Therefore, the Fund Proposal is excludable under Rule 14a-8(i)(9).

The Staff has consistently held that shareholder proposals can be excluded under Rule 14a-8(i)(9) and its predecessor rule where the shareholder proposal and a company sponsored proposal present alternative and conflicting decisions for shareholders and that submitting both proposals for a vote could provide inconsistent and ambiguous results. *Croghan Bancshares, Inc.* (March 13, 2002); *First Niagara Financial Group, Inc.* (March 7, 2002); *Osteotech, Inc.* (April 24, 2000). The Staff has interpreted Rule 14a-8(i)(9) as allowing a company to omit a shareholder proposal as long as there is "some basis" for concluding that an affirmative vote on both the shareholder's proposal and the company's proposal would lead to an inconsistent or inconclusive mandate from the shareholders. *Gyrodyne Company of America, Inc,* (October 31, 2005); *Mattel, Inc,* (March 4, 1999); and *The Gabelli Equity Trust* (March 15, 1993). An affirmative vote on the Fund

Proposal and the Company Proposal would certainly lead to an inconsistent or inconclusive mandate regarding treatment of existing agreements and the particular benefits paid thereunder.

The Fund Proposal Would Require the Company's Violation of Law and Its Implementation Would Be Beyond the Company's Power.

Pursuant to Rule 14a-8(i)(2) and its predecessor rule, the Company may omit the Fund Proposal if it would require the Company to violate any state or federal law. The Staff has previously held in no-action letters that proposals seeking to alter *existing* contractual rights may be omitted for that reason. See e.g., *Coca-Cola Enterprises, Inc.* (January 21, 1994).

The Company has long-standing employment agreements currently in place with most of its senior executives, including, but not limited to, the Chairman, President and Chief Executive Officer; the Chief Financial Officer; the Chief Operating Officer; and the General Counsel. To the extent any of these existing agreements provide for severance benefits in excess of the prescribed limit, the Company would be required under the Fund Proposal to unilaterally modify those agreements or breach them in violation of Texas law.

In particular, the Fund Proposal would require the Company to unilaterally alter the existing contractual rights of David J. Lesar, its Chairman, President and Chief Executive Officer with respect to his existing employment agreement, which provides benefits in the event of involuntary termination for any reason other than termination for cause (as defined in the agreement) of five times his annual base salary and the value of any restricted shares that are forfeited because of his termination. Mr. Lesar's employment agreement was filed with the Commission as an exhibit to the Company's 1995 Form 10-K. The Company has no right to renegotiate or unilaterally change the terms of this employment agreement, which is subject to Texas law. Achieving the results sought by the Fund Proposal would require the Company to breach existing contractual rights in violation of Texas law.

The Fund Proposal includes existing employment agreements containing severance provisions within its scope and it would be impossible for the Company to unilaterally modify or alter Mr. Lesar's employment agreement without breaching his existing contractual rights in violation of Texas law. The Staff has stated, "Proposals that would result in the company breaching existing contractual obligations may be excludable under rule 14a-8(i)(2), rule 14a-8(i)(6), or both, because implementing the proposal would require the company to violate applicable law or would not be within the power or authority of the company to implement." Staff Legal Bulletin No. 14B (CF), part E (September 15, 2004).

The Staff has applied these rules to proposals involving executive compensation in several instances, including shareholder proposals regarding executive employment agreements. *Int'l Business Machines Corp.* (February 27, 2000). In particular, the Staff allowed the company to exclude a proposal requiring the termination and renegotiation of its CEO's employment agreement on the basis of Rule 14a-8(i)(2), since it would have required a breach of his agreement. The Fund Proposal would likewise require the breach of contractual obligations in Mr. Lesar's existing employment agreement with the Company. Any unilateral attempt to modify the terms and conditions of that employment agreement to reflect the Fund Proposal would violate the long-standing general rule of Texas law that contracts may not be unilaterally modified. *See, e.g., Texas Workers' Compensation Ins. Facility v. State Bd. Of Ins.,* 894 S.W. 2d 49, 54 (Tex. Ct. App. 1995); *Mandril v. Kasishke,* 620 S.W. 2d 238, 244 (Tex. Civ. App.—Amarillo 1981, writ ref'd n.r.e.) (citing *Kitten v. Vaughn,* 397 S.W. 2d 530, 533 (Tex. Civ.

App.—Austin 1965, no writ)); and *Safeway Managing Gen. Agency for State and County Mutual Fire Ins. Co. v. Cooper,* 952 S.W. 2d 861, 867 (Tex. Ct. App. 1997).

Accordingly, the Fund Proposal may be omitted from the Company's 2006 proxy statement pursuant to Rules 14a-8(i)(2) and 14a-8(i)(6) as an improper call for the Company to breach unilaterally an existing contract and thereby violate state law in contravention of its lawful authority.

For the reasons discussed above, we ask that the Staff recommend to the Commission that no action be taken if the Fund Proposal is omitted.

If for any reason the Staff does not agree with Halliburton's positions, or it has questions or requires additional information in support of these positions, we would appreciate an opportunity to confer with the Staff prior to the issuance of a formal response.

Halliburton intends to file its 2006 proxy statement and form of proxy on or about April 3, 2006. Halliburton submits that the reasons set forth above in support of omission of the Fund Proposal are adequate and have been filed in a timely manner in compliance with Rule 14a-8(j) (not later than 80 days prior to the filing of definitive proxy material).

By copy of this letter, Halliburton hereby notifies the Fund of Halliburton's intention to omit the Fund Proposal from Halliburton's proxy statement and form of proxy for the 2006 Annual Meeting. Also enclosed is an additional copy of this letter, which I request be stamped with the date of your receipt and returned to me in the enclosed self-addressed postage-paid envelope.

If you have any questions or require further information, please do not hesitate to contact me or Margaret E. Carriere, Senior Vice President and Corporate Secretary, at (713) 759-2616 and (713) 759-2617, respectively.

Respectfully submitted,

Robert L. Hayter

Enclosures

cc: Ms. Julie Gozan, Director
Amalgamated Bank
1825 K Street, NW
Washington, D.C. 20006

Mr. Cornish F. Hitchcock, Attorney At Law (via facsimile 202-364-9960)

R:\LEGAL\SEC\stockholder proposals 2006 proxy\SEC No Act Letter re Severance.doc

EXHIBIT A

RESOLVED, that the shareholders of Halliburton Company ("Halliburton" or the "Company") hereby request that the Board of Directors adopt a policy (the "Policy") that the Company will not enter into a Future Severance Agreement with any Executive Officer that provides Benefits in an amount that exceeds 2.99 times the Executive Officer's annual base salary and bonus at the time of severance, unless such Future Severance Agreement receives prior shareholder approval or is ratified by shareholders at a regularly scheduled annual meeting within the following 15 months. An "Executive Officer" is any person who is or becomes at the time of execution of a Future Severance Agreement an officer of Halliburton or an affiliate who is required to file reports pursuant to Section 16 of the Securities Exchange Act of 1934, as amended.

"Future Severance Agreement" means a Future Employment Agreement or a Severance Agreement entered into after the effective date of the Policy. A "Future Employment Agreement" means an agreement between Halliburton or one of its affiliates and an Executive Officer pursuant to which the individual renders services to Halliburton or one of its affiliates as an employee. A "Severance Agreement" means an agreement between Halliburton or one of its affiliates and an Executive Officer, which relates to such individual's termination of employment with Halliburton and its affiliates.

"Benefits" means (i) cash amounts payable by Halliburton in the event of termination of the Executive Officer's employment; and (ii) the present value of benefits or perquisites provided for periods after termination of employment (but excluding benefits or perquisites provided to employees generally). Benefits include lump-sum payments and the estimated present value of any periodic payments made or benefits or perquisites provided following the date of termination.

Benefits, however, does not include (i) payments of salary, bonus or performance award amounts that had accrued at the time of termination; (ii) payments based on accrued qualified and non-qualified deferred compensation plans, including retirement and savings benefits; (iii) any benefits or perquisites provided under plans or programs applicable to employees generally; (iv) amounts paid as part of any employment agreement intended to "make-whole" any forfeiture of benefits from a prior employer; (v) amounts paid for services following termination of employment for a reasonable consulting agreement for a period not to exceed one year; (vi) amounts paid for post-termination covenants, such as a covenant not to compete; (vii) the value of accelerated vesting or payment of any outstanding equity-based award; or (viii) any payment that the Board determines in good faith to be a reasonable settlement of any claim made against Halliburton.

R:\LEGAL\SEC\stockholder proposals 2006 proxy\SEC No Act Letter re Severance.doc

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
5301 WISCONSIN AVENUE, N.W., SUITE 350
WASHINGTON, D.C. 20015-2015
(202) 364-1050 • FAX: 364-9960
E-MAIL: CONH@MCTIGUELAW.COM

DEC - 1 2005

30 November 2005

Ms. Margaret E. Carriere
Vice-President and Corporate Secretary
Halliburton Co.
1401 McKinney
Houston, Texas 77010

By UPS and facsimile: (713) 759-2619

Re: Shareholder proposal for 2006 annual meeting

Dear Ms. Carriere:

On behalf of the Amalgamated Bank LongView Collective Investment Fund (the "Fund"), I submit the enclosed shareholder proposal for inclusion in the proxy statement that Halliburton plans to circulate to shareholders in anticipation of the 2006 annual meeting. The proposal is being submitted under SEC Rule 14a-8 and is a bylaw to implement the shareholder resolution on golden parachutes that was approved earlier this year.

The Fund is an S&P 500 index fund, located at 11-15 Union Square, New York, N.Y. 10003. Created in 1992 by Amalgamated Bank, the record holder, the Fund has beneficially owned more than $2000 worth of Halliburton common stock for over a year. A letter from the Bank confirming ownership is being provided under separate cover. The Fund plans to continue ownership through the 2006 annual meeting, which a representative is prepared to attend.

We acknowledge your earlier correspondence, to which I responded by letter dated 31 October 2005. As we have not heard further from you, and as the filing deadline for the 2006 meeting is approaching, we are submitting this proposal at this time. We remain open to a continued dialogue with the Company.

Please let me know if there is any further information that I can provide.

Very truly yours,

Cornish F. Hitchcock

Cornish F. Hitchcock

RESOLVED: The shareholders of Halliburton Company hereby amend the Company's By-laws to add the following new Article:

"48. The Board of Directors shall obtain shareholder approval for future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the senior executive's base salary plus annual bonus. "Future severance agreements" include employment agreements containing severance provisions; retirement agreements; change in control agreements; and agreements renewing, modifying or extending any such agreements in effect on the date this Article is adopted. "Senior executives" include the Chief Executive Officer and four other most highly compensated executive officers within the meaning of Securities and Exchange Commission Rule S-K. "Benefits" include lump-sum cash payments to or on behalf of the senior executive (including payments in lieu of medical and other benefits) and the estimated present value of periodic retirement payments, fringe benefits and consulting fees (including reimbursable expenses) to be paid to or for the benefit of the senior executive, but does not include benefits to the extent that they are available to other executives or employees without regard to any future severance agreement."

SUPPORTING STATEMENT

This proposal seeks to implement a non-binding resolution that the shareholders approved last year with a 57% affirmative vote. We offer this bylaw because the Board of Directors has not implemented that recommendation.

Halliburton has entered in a series of severance agreements, commonly known as "golden parachutes," that allow senior executives to receive payment if they leave the Company in certain circumstances, as specified in the contracts.

The contract with CEO David J. Lesar provides that if he is involuntarily terminated for any reason other than cause, Halliburton must pay five times his base salary plus the value of any restricted shares that are forfeited because of termination.

Four other top executives have contracts allowing them in defined situations to recover two years' base salary, the value of restricted shares that were forfeited because of the termination, any unpaid bonus earned in prior years, and the bonus payable for the current year had they remained employed for the full year.

Severance agreements may be appropriate in some circumstances. Nonetheless, we believe that the potential cost of such agreements entitles shareholders to be heard when a company contemplates paying out more than three times the amount of an executive's last salary and bonus. Moreover, the existence of such a shareholder approval requirement may induce restraint when parties negotiate such agreements.

The bylaw does not require prior shareholder approval, which may not always be practical to obtain, and leaves flexibility to seek approval after material terms of an agreement are agreed upon.

Institutional investors such as the California Public Employees' Retirement System recommend shareholder approval of these types of agreements in its proxy voting guidelines. The Council of Institutional Investors favors shareholder approval if the amount payable exceeds 200% of the senior executives' annual base salary.

We urge shareholders to vote FOR this proposal.

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
5301 WISCONSIN AVENUE, N.W., SUITE 350
WASHINGTON, D.C. 20015-2015
(202) 364-1050 • FAX: 364-9960
E-MAIL: CONH@MCTIGUELAW.COM

23 January 2006

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

BY HAND

Re: Shareholder proposal from Amalgamated Bank LongView Collective Investment Fund to Halliburton Company

Dear Counsel:

I write on behalf of Amalgamated Bank LongView Collective Investment Fund (the "Fund") in response to the letter dated 9 January 2006 from Robert L. Hayter on behalf of Halliburton Company ("Halliburton" or the "Company"). In that letter Halliburton advises that the Company intends to omit a bylaw proposal from the Fund on the subject of "golden parachute" agreements (the "Fund's Bylaw") from its upcoming proxy materials. The reason is that Halliburton plans to submit for shareholder approval its own non-binding resolution on the same subject (the "Company's Proposal"), and the text is attached Exhibit A to the Company's letter.

As a prefatory matter, and to provide some context for what follows, we acknowledge that the Company's Proposal may borrow some of the wording of a proposal that the Fund offered and that Halliburton shareholders approved at the 2005 annual meeting. However, the Company's Proposal omits key provisions and adds loopholes that undercut the policy approved by shareholders, with the result that the resemblances between the Fund's 2005 proposal and the Company's Proposal are largely linguistic. (Tellingly, Halliburton makes no claim that its proposal would implement the policy its shareholders approved a few months ago.)

In any event, Halliburton argues that the Fund's Bylaw may be omitted under Rule 14a-8(i)(9) as conflicting with the Company's precatory proposal. Halliburton also relies on Rule 14a-8(i)(2) for the proposition that the Fund's Bylaw would require the Company to breach an existing contract in violation of state law.

For the reasons set forth below, the Fund submits that Halliburton has not demonstrated the applicability of the claimed exclusions, and we ask the Division to advise the Company accordingly.

The Fund's proposal and the pertinent background.

The Fund's proposal would amend Halliburton's bylaws by adding the following new Article 48:

> The Board of Directors shall obtain shareholder approval for future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the senior executive's base salary plus annual bonus. "Future severance agreements" include employment agreements containing severance provisions; retirement agreements; change in control agreements; and agreements renewing, modifying or extending any such agreements in effect on the date this Article is adopted. "Senior executives" include the Chief Executive Officer and four other most highly compensated executive officers within the meaning of Securities and Exchange Commission Rule S-K. "Benefits" include lump-sum cash payments to or on behalf of the senior executive (including payments in lieu of medical and other benefits) and the estimated present value of periodic retirement payments, fringe benefits and consulting fees (including reimbursable expenses) to be paid to or for the benefit of the senior executive, but does not include benefits to the extent that they are available to other executives or employees without regard to any future severance agreement.

As Halliburton correctly notes, the Fund's Bylaw is an outgrowth of a similar precatory proposal that the Fund offered last year and that garnered a "yes" vote from 57% of the shares voted. The Fund has offered similar proposals at other companies in recent years, and more than half a dozen have responded to affirmative votes by adopting policies that tracked what their shareholders had approved.

Not so at Halliburton. In October 2005, in response to an inquiry about how Halliburton planned to respond to this majority vote, the Company advised the Fund that it had prepared a draft policy statement on golden parachutes and provided a copy to the Fund for comment. The Fund responded with a letter that detailed shortcomings between the draft policy and the resolution approved by the shareholders. Despite that commentary, Halliburton has decided to retain a number of those differences in the Company Proposal that will be included in the

2006 proxy materials.[1] Thus, to take one example, the eighth exclusion in the Company Proposal would deny shareholders a vote on any severance package labeled a "settlement agreement," which is the type of document that allowed Chairman Purcell of Morgan Stanley to walk away with a $44 million severance package in June 2005. Thus, while the Company Proposal and the Fund's Bylaw may deal with the same general subject matter, they do so in different ways.

Discussion.

The (i)(9) exclusion.

Rule 14a-8(i)(9) permits the exclusion of a proposal that "directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." As the Division explained in *Croghan Bancshares* (13 March 2002), there may be "some basis" for excluding a shareholder proposal if an affirmative vote on both the shareholder proposal and the company proposal "would lead to an inconsistent and inconclusive mandate." See also *Mattel, Inc.* (4 March 1999); *Gabelli Equity Trust* (24 April 2000).

As these authorities indicate, the purpose of the (i)(9) exclusion is to prevent the shareholders from adopting two conflicting proposals that would send mixed signals about what the board should do as a result of the two votes. The situation most commonly arises in the context of equity-based compensation where a shareholder proposal requests that certain action be taken (*e.g.*, to limit option grants) at a time when the company is seeking approval of a broader incentive plan. *E.g.*, *Osteotech, Inc.* (24 April 2001); *Phillips-Van Heusen* (21 April 2000); *Rubbermaid Co.* (16 January 1997). In those situations, the adoption of both proposals might make it unclear whether the shareholders intended the specific action urged in the

[1] Specifically, the Company's Proposal would redefine "future severance agreement" to exclude new agreements that would be "renewing, modifying or extending existing such agreements." This is a potentially huge loophole if new, more lucrative agreements are labeled a mere "modification" of an existing agreement.

The Company's Proposal also departs from what shareholders approved by carving out eight exceptions from the definition of the "benefits" to be summed in calculating whether the value of those benefits exceed the 2.99 threshold in the resolution. The first, fifth, sixth, seventh and eighth of these exceptions could significantly undercut the operation of the proposal approved by the shareholders.

In fairness to the Company, we do note that the Company Proposal does not limit the scope of its proposal to "senior executives," as did the Fund's 2005 proposal, but would cover all "Section 16" officers of the Company and affiliates.

shareholder proposal to modify the broader plan or something else.

Here, by contrast, there is no risk of an "inconsistent and inconclusive mandate" because of a key factual point that Halliburton tries to obscure. Halliburton's letter to the Division states (at p. 1) that the "Fund Proposal requests that the Company amend its By-laws to add a new Article 48." This is not accurate. The Fund's Proposal *is* a bylaw amendment, not a request that the board enact a new bylaw. Halliburton is incorporated in Delaware, and the Delaware General Corporation Law empowers shareholders, no less than a board of directors, to adopt bylaw amendments. In fact, the Division has on several occasions rejected arguments that a shareholder-sponsored bylaw may be omitted as contrary to state law under Rules 14a-8(i)(1) and (i)(2). *Verizon Communications, Inc.* (4 February 2004); *Massey Energy Co.* (1 March 2004).

By contrast, the Company's Proposal is framed as a precatory proposal in which the board proposes that the shareholders merely request adoption of the policy set forth in the Company's Proposal. The Company Proposal and the Fund's Bylaw are thus substantively different. The Fund's Bylaw, as a bylaw, will take effect upon adoption and will trump any inconsistent policies. That is in the nature of bylaws. Such a result may be unwelcome to Halliburton, but it is definitive and conclusive, not "inconsistent and inconclusive." See *Quality Systems, Inc.* (5 May 1999) (denying no-action relief as to shareholder-proposed bylaw involving a 75%-independence standard for the board, despite arguments that the slate elected at the upcoming election might result in a board not meeting that threshold; since bylaws operate prospectively and cannot abridge the terms of validly elected incumbents, there is no direct conflict or inconclusive mandate). See also *Whole Foods Market, Inc.* (14 December 2005) (denying no-action relief when company proposed a charter amendment to replace a requirement for a supermajority vote to approve some transactions with a "majority of outstanding shares" requirement; - precatory shareholder proposal that all matters be approved by a majority of votes cast; affirmative vote for the latter would be advisory and could not conflict with a binding charter amendment).

These authorities indicate that the (i)(9) exclusion is not intended to cover situations where one of the allegedly conflicting items is a bylaw, which occupies a higher perch in the governance hierarchy than a company policy or precatory recommendation. Unlike the more typical situation in which the (i)(9) exclusion is invoked, the adoption of a bylaw does not produce a muddle in terms of what the board of directors is supposed to do. Indeed, that is one of the purposes for adopting a bylaw in the first place.

Moreover, construing the (i)(9) exclusion to knock out shareholder-proposed bylaws would have a pernicious effect on corporate governance. Shareholder resolutions are filed months in advance of an annual meeting; if a company wants to eliminate a troublesome bylaw proposal that is otherwise valid under state law and Rule 14a-8, the company would merely have to draft its own precatory proposal on the same subject, no matter how weak, and claim that there is a "conflict." The result would be to abridge a valuable right that shareholders enjoy under state law.

For these reasons, the type of problem that the (i)(9) exclusion is designed to address is simply not present in this case.

The (i)(2) exclusion.

The Company also argues that adoption of the Fund's Bylaw would cause Halliburton to violate state law by unilaterally altering an existing employment contract with Halliburton's Chairman, President and Chief Executive Officer. Halliburton suggests that the same may be true as to other executives as well. Therefore, the argument goes, the Fund's Bylaw may be excluded under Rule 14a-8(i)(2), which permits the omission of proposals that would require a company to violate state or federal law. The argument lacks merit.

The Fund's Bylaw is not intended to affect the validity of current severance agreements, and Halliburton's claim is based on a clear misreading of the proposal. Halliburton reads the Fund's Bylaw to cover "all employment agreements with severance provisions for senior executives, including those already entered into by the Company and its current executive officers as part of their existing employment agreements." Halliburton Letter at p. 2. Not so. The first sentence of the Fund's Bylaw is clear that the proposal covers only "future severance agreements." The second sentence then defines "future severance agreements" by illustrating the *types* of future agreements that would be covered as "includ[ing] employment agreements containing severance provisions; retirement agreements; changes in control agreements; and agreements renewing, modifying or extending any such agreements in effect on the date this Article is adopted." That the Fund's Bylaw covers only "future" such agreements would seem obvious from the text, witness the Bylaw's explicit mention in the text of *future* agreements that modify or extend *existing* agreements. By implication, existing agreements are not covered retroactively.

We are hard pressed to see how a bylaw sprinkled with the word "future" and having an obviously prospective focus could be construed as Halliburton has done. Nonetheless, without conceding the point, and should the Division deem it necessary, the Fund is willing to eliminate any possibility of confusion by revising the start of the second sentence to say "Severance agreements" instead of "Future severance agreements." The fact that the first sentence limits the effect of the Bylaw to any "future" such "severance agreements" should avoid confusion.

Alternatively, the Fund is willing to amend the second sentence to insert the phrase "these types of future agreements:" after the word "include" and before the word "employment", so that the second sentence would begin: "'Future severance agreements include these types of future agreements: employment agreements . . .".

Conclusion.

For these reasons, the exclusions cited by Halliburton do not warrant omission of the Fund's Bylaw, and we ask the Division to advise Halliburton accordingly.

Thank you for your consideration of these points. Please do not hesitate to contact me if you have any questions or require further information.

Very truly yours,

Cornish F. Hitchcock

cc: Robert L. Hayter, Esq.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 10, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Halliburton Company
Incoming letter dated January 9, 2006

The proposal seeks to amend Halliburton's bylaws to require the board to obtain shareholder approval for future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executives' base salary plus bonus.

There appears to be some basis for your view that Halliburton may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by Halliburton seeking approval of a policy that would require prior shareholder approval of certain future severance agreements or employment agreements with severance provisions. You also represent that the proposal has terms and conditions that conflict with those set forth in Halliburton's proposal. Accordingly, we will not recommend enforcement action to the Commission if Halliburton omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Halliburton relies.

Sincerely,

Mary Beth Breslin

Mary Beth Breslin
Special Counsel